VIA EDGAR CORRESPONDENCE

November 23, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited (“NNL” and collectively with Nortel Networks Corporation “Nortel”)

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2009

File No. 001-34243

This letter is provided further to the comment letter dated September 14, 2009 from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended June 30, 2009 filed by NNL (“September 2009 Comment Letter”), as well as the letter to the Commission from Nortel dated October 20, 2009 (“October Response Letter”) and the conference calls held on October 1, 2009, October 15, 2009 and October 27, 2009 (“Conference Calls”) between representatives of Nortel, KPMG LLP (“KPMG”) and the Staff regarding the issues raised in the September 2009 Comment Letter. The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the September 2009 Comment Letter. Unless otherwise indicated, all amounts are in millions of U.S. dollars.

Clarke Glaspell

Controller

Nortel Networks Limited

195 The West Mall, Toronto, Ontario, Canada M9C 5K1 T 905.863.7059

glaspell@nortel.com

Form 10-Q for the Quarterly Period Ended June 30, 2009

Combined and Consolidated Financial Statements, pages 1-3

1A.	We note your response to comment three in our letter dated July 29, 2009. It is still unclear to us how you concluded that you have control of your U.S. and Canadian subsidiaries that filed for creditor protection. We note that all initial transactions and certain subsequent transactions require the approval of the U.S. Court and Canadian Court. Please tell us in more detail why control does not rest with the courts based on their role in your creditor protection proceedings. It appears to us that you can not unilaterally make decisions without the approval of the courts.

Please be supplementally advised that the following is a summarized version of our factual response to this comment as discussed on the Conference Calls and, for the sake of brevity, we have not repeated the technical accounting points already set out in the October Response Letter.

As discussed on the Conference Calls, Nortel functions as a global entity and Nortel believes that significant economic interdependencies exist among its global subsidiaries. This is evidenced by Nortel’s intellectual property (“IP”) and customer relationships that represent the key global value drivers to all of Nortel’s businesses. The IP is generally centrally held by NNL and the customer relationships for each business unit often span multiple jurisdictions. Each business unit is managed on a global basis by a segment president with responsibility for allocating resources for the betterment of the business unit and authority over global selling and marketing, customer relationships, research and development and operations of their respective business unit. This significant interdependence results in value being created on a global rather than legal entity by legal entity basis. This has been clearly demonstrated in Nortel’s recent divestiture efforts with respect to its Code Division Multiple Access (“CDMA”), Enterprise Solutions (“ES”) and Metro Ethernet Networks (“MEN”) businesses. As these proposed transactions include assets held by various entities across jurisdictions, customers that span multiple entities and IP held centrally by NNL, maximizing the value of any assets through divestiture would not be possible without the participation and cooperation of subsidiaries globally.

Within this framework of global interdependency, Nortel initiated creditor protection proceedings under the respective restructuring regimes of Canada under the Companies’ Creditors Arrangement Act (“CCAA”) (“CCAA Proceedings”), the U.S. under Chapter

11 of the U.S. Bankruptcy Code (“Chapter 11”) (“Chapter 11 Proceedings”), the United Kingdom (“U.K.”) under the Insolvency Act 1986, and subsequently, Israel. More recently, on May 28, 2009, one of our French subsidiaries, Nortel Networks SA was placed into secondary proceedings. On July 14, 2009, Nortel Networks (CALA) Inc., a U.S. based subsidiary with operations in the Caribbean and Latin America region, also filed a voluntary petition for relief under Chapter 11 in the United States Bankruptcy Court for the District of Delaware (“U.S. Court”) and became a party to the Chapter 11 Proceedings.

Under the CCAA and as reflected in the initial order of the Ontario Superior Court of Justice (“Canadian Court”), NNC, NNL and the other Canadian entities that filed for creditor protection under the CCAA (collectively “Canadian Debtors”) remain in control and possession of their assets, business and affairs within the framework provided by the CCAA and the related court orders. A court appointed monitor (“Canadian Monitor”) functions, to date, in an oversight capacity, attending on site, observing, consulting and reporting to the court about the activities of the Canadian Debtors. Prior to the period ended September 30, 2009, the order of the Canadian Court specifically provided that the Canadian Monitor would take no part whatsoever in the management or supervision of the business. On August 14, 2009, the Canadian Court approved an order that permits the Canadian Monitor to take on an enhanced role with respect to the oversight of the business, sales processes, claims process and other restructuring activities under the CCAA Proceedings; however, to date, the Canadian Monitor has continued to maintain an oversight capacity rather than participating in the day-to-day management of the Canadian Debtors’ ordinary course affairs.

Under the Chapter 11 Proceedings and as reflected in an order of the U.S. Court, NNI and the other entities that filed for creditor protection under Chapter 11 (collectively “U.S. Debtors”) have been granted authority to continue to operate their businesses and manage their properties as “debtors in possession”. The U.S. Bankruptcy Code places the “debtor in possession” in the position of a fiduciary, with the rights and powers of a Chapter 11 trustee.

Furthermore, Nortel, in consultation with KPMG, considered control by the Canadian Court and U.S. Court and determined that while the U.S. Court and Canadian Court do exert control over certain matters, such as significant asset divestitures, the control of the Canadian Court and U.S. Court was generally limited to significant non-ordinary course decisions; and management generally possessed the ability to control decisions made in the ordinary course of business through operation of the power vested in them as debtors in possession.

Based on the facts as set out above and as discussed in more detail on the Conference Calls, Nortel, in consultation with KPMG, concluded that notwithstanding the CCAA Proceedings and the Chapter 11 Proceedings, for the six months ended June 30, 2009, consolidation of the U.S. Debtors and Canadian Debtors remained appropriate and was further supported by the efforts of the Canadian Court and U.S. Court to coordinate or jointly administer their respective proceedings.

From the commencement of the CCAA Proceedings and Chapter 11 Proceedings both the Canadian Court and U.S. Court recognized and have worked together to coordinate the cross-border proceedings within their respective jurisdictions in order to coordinate the protection of and maximization of the value of the U.S. Debtor and Canadian Debtors assets. The U.S. Court recognized the CCAA Proceedings as foreign proceedings and gave effect in the U.S. to the stay granted by the Canadian Court and the Canadian Court recognized the Chapter 11 Proceedings as foreign proceedings and gave effect in Canada to the stay of proceedings granted in the U.S. In addition, a cross-border protocol was approved by the Canadian Court and the U.S. Court that created a set of procedures to jointly govern administration of matters concerning both courts. These procedures have been used regularly as evidenced by the joint hearings held by the Canadian Court and U.S. Court to approve significant non-ordinary course divestitures of businesses for which value is derived on a global rather than legal entity or jurisdictional basis. Examples of this include Nortel’s recent divestiture efforts with respect to its CDMA, ES and MEN businesses.

1B.	In addition, tell us in more detail why you consider power of the courts in these proceedings to be protective rights and not substantive participating rights pursuant to EITF 96-16.

As discussed on the Conference Calls, Nortel believes that EITF 96-16 does not directly apply to its evaluation of control under bankruptcy proceedings because neither the Canadian Court nor U.S Court is a minority shareholder. Nortel believes it is appropriate to consider the principal of control over decisions made in the ordinary course of business of that is inferred from EITF 96-16 but it does not believe application of the factors as set forth in EITF 96-16 is appropriate as those factors are not designed to differentiate protective and participating rights in the context of the broad protective powers the Canadian Court and U.S. Court have at their disposal, but may choose not to exercise.

2.	We note your response to comment four in our letter dated July 29, 2009. It is still unclear to us why combined financial statements are appropriate based on your assessment of common management. Based on your response and page 10, it appears to us that the U.K. and Israeli Administrators manage the operations of the EMEA Debtors. Please tell us in more detail why the management of the EMEA debtors does not rest with the U.K. and Israeli Administrators. It is unclear to us how “the U.K. Administrators’ indication that they will work closely, … in order to facilitate the Creditor Protection Proceedings” and Nortel’s management continuing to make operational decisions “in working with the U.K. Administrators” supports your conclusion that combined and consolidated financial statements is appropriate on the basis of common management.

Please be supplementally advised that, as established in a letter to the Commission from Nortel dated October 20, 2009, Nortel, in consultation with KPMG, concluded that combined financial statement presentation of subsidiaries under common management represented the appropriate application of accounting principles generally accepted in the United States (“U.S. GAAP”). Further, Nortel concluded that combined financial statement presentation was not precluded by Rule 3A-02 of Article 3A since it provided the most meaningful information to users of the financial statements.

Pursuant to the conference call with Staff on October 27, 2009, and after consideration of the guidance available in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation” and FASB ASC 852 “Reorganizations”, Nortel’s financial statements as at September 30, 2009 and for the three and nine months ended September 30, 2009 (“Third Quarter Financial Statements”) have been presented on a basis that consolidates subsidiaries consistent with the basis of accounting applied in 2008 and prior except that certain of Nortel’s subsidiaries in Europe, the Middle East and Africa, Nortel Networks UK Ltd., Nortel Networks S.A. and Nortel Networks (Ireland) Limited (collectively, “EMEA Subsidiaries”) and the subsidiaries that the EMEA Subsidiaries control (collectively with the EMEA Subsidiaries, the “Equity Investees”) have been accounted for under the equity method from January 14, 2009. As discussed with Staff, Nortel will reflect results of the Equity

Investees using the equity method for the periods ended March 31, 2009 and June 30, 2009 when these periods are presented on a comparative basis in future filings.

3.	Please refer to “Condensed Combined Debtors Financial Statements” on page 17. Tell us why the non-debtor subsidiaries and affiliated are treated as non-consolidated affiliates. Refer to paragraphs 32 and 33 of SOP 90-7.

Please be supplementally advised that in the Condensed Combined Debtors Financial Statements contained in Nortel’s financial statements as at June 30, 2009 and for the three and six months ended June 30, 2009 (“Second Quarter Financial Statements”), Nortel treated its non-debtor subsidiaries as non-consolidated affiliates in order to provide the user with further information to the combined presentation included in the Second Quarter Financial Statements. In order to reconcile the Condensed Combined Debtors Financial Statements to the combined presentation, the equity method of accounting was applied to non-debtor subsidiaries, which Nortel felt was permissible under paragraphs 32 and 33 of SOP 90-7.

As a result of the change in presentation from combined financial statements in the Second Quarter Financial Statements to the equity method of accounting in the Third Quarter Financial Statements, Nortel no longer believes it is useful to treat its non-debtor subsidiaries as non-consolidated affiliates accounted for by the equity method. Commencing with the Third Quarter Financial Statements, Nortel’s non-debtor subsidiaries are included as cost investments in the Condensed Combined Debtors Financial Statements.

Assets and Liabilities held for sale, page 32

4.	Please tell us why the sale of substantially all of Nortel’s CDMA business and LTE Access assets are not presented as discontinued operations under SFAS 144.

Please be supplementally advised that the CDMA business and LTE Access assets that comprise the assets contemplated for sale do not constitute a component, as that term is defined in paragraph 41 of Statement of Financial Accounting Standards 144. Historically, these assets represent a portion of Nortel’s Carrier Networks (“CN”) operating segment (currently called Wireless Networks, or WN), which also included Global System for Mobile communications (“GSM”) and Carrier VoIP and Application Solutions (“CVAS”) operations. Due to the governance structures utilized by Nortel as well as the sharing of IP and significant costs, neither the operations nor cash flows, derived from the CDMA business and LTE Access assets, were clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

The significant sharing of IP is demonstrated by the perpetual, non-exclusive licenses that will be granted to the buyer pursuant to the asset sale agreement. Without such licensing agreements, the operations of either the divested business or other remaining parts of the CN segment could be significantly curtailed. While it is possible to separate or license existing IP at a point in time, it was not feasible to clearly separate the cost of research and development related to cross-platform technologies when the research was being conducted as part of an integrated budgetary unit. The significant effort required to separate and make autonomous the research and development, operations, legal, finance and administrative functions that supported the CMDA business and LTE Access assets within the CN segment also demonstrates the extent of sharing that prevented clearly distinguishing operations and cash flows historically.

** * * * * * * * * * * * * * * * * * *

Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * * * * * * * *

Please contact Grace McDonald, Corporate Counsel and Assistant Secretary at 905.863.7875 or the undersigned at 905.863.7059 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/s/ Clarke Glaspell

Clarke Glaspell

Controller

CG/gkm

cc:	Craig Olinger, Deputy Chief Accountant, SEC

Michael Fay, Associate Chief Accountant, SEC

Carlos Pacho, Senior Assistant Chief Accountant, SEC

Kyle Moffatt, Accountant Branch Chief, SEC

Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer

and Chief Restructuring Officer, Nortel

Reggie Oakley, Director, Global Technical Accounting, Nortel

Anna Ventresca, General Counsel- Corporate and Corporate Secretary, Nortel

Grace McDonald, Corporate Counsel and Assistant Secretary, Nortel

Mike Monteleone, Audit Partner, KPMG LLP

Craig Brod, Cleary Gottlieb Steen & Hamilton LLP

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